July 9, 2010

BY EDGAR

Andrew Mew
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China New Energy Group Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 15, 2010
File No. 001-32691

Dear Mr. Mew:

We have reviewed your letter (the “Comment Letter”) to China New Energy Group Company (the “Company”), dated June 8, 2010, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on April 15, 2010 (the “10-K”).   Set forth below are the comments contained in the Comment Letter followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2009
General

1.	Our records show your file number as 001-32691. Please revise to include the correct file number in future filings.

Response:  We plan to provide the correct file number in all future filings.

Notes to Consolidated Financial Statements, page F-9
3. Discontinued Operations, page F-21

2.
We note you recognized a $1.1 million loss on disposal of your 99% interest in Hunchun as a result of the exchange with Mr. Xiu for a 49% interest in Chensheng. Please explain the nature of the loss given the exchange in value was considered equal.

Response:  The loss on disposal of subsidiary under Discontinued Operations of $1,098,253 consisted of the impairment loss of Hunchun for $1,353,008 and the gain on exchange of the subsidiary of $254,755, which was the difference between the fair market value of 49% of Chensheng of $1,761,662 and the fair market value of 99% of Hunchun of $1,506,907. The Company exchanged Chensheng for the purpose of the development of the new market that is located in Chensheng.

Book value of 99% of Hunchun	$2,859,915
Impairment loss of Hunchun	(1,353,008)
Fair market value of 99% of Hunchun	1,506,907

Fair market value of 49% of Chensheng	1,761,662

Gain on exchange	$254,755

Breakdown of loss on disposal of subsidiary
Impairment loss of Hunchun	$(1,353,008)
Gain on exchange	254,755

Net Loss On Disposal of Subsidiary Under Discontinued Operations	$(1,098,253)

5. Other Receivables, page F-22

3.
We note the $1.5 million due from Tianjin East Ocean Gas Company Limited (East Ocean) represents an amount due from Hunchun. We also note from disclosure in footnote three that your 99% interest in Hunchun was given to Mr. Tian, Xiuhai in exchange for a 49% interest in Chensheng. The 99% and 49% interests were considered equal and no additional consideration was exchanged. As a result of the exchange, you recorded a loss on disposal related to Hunchun. Please explain the relationship of East Ocean to Mr. Tian and China New Energy Group. In addition, please explain the nature of the receivable, the terms of repayment, your basis for continuing to report a receivable due from Hunchun given the terms of the exchange and concurrent disposal in 2008 and why the receivable was not included as part of the exchange.

Response:

(i)	Relationship of East Ocean to Mr. Xiu and China New Energy Group

Mr Tian (“ his full name, Mr Tian, Xiuhai)	- -	is the director of East Ocean is the major shareholder of East Ocean

China New Energy		has no relationship with East Ocean

(ii)
Nature of the receivable, the terms of repayment and basis for continuing to report a receivable due from Hunchun given the terms of the exchange and concurrent disposal in 2008 and why the receivable was not included as part of the exchange.

Before the exchange, SingOcean advanced Hunchun for operating purposes. At the exchange of 99% of Hunchun with 49% of Chensheng with Mr Tian, the shareholder of East Ocean, CNER did not request Hunchun to settle this receivable, and also did not include this as part of the exchange.  It led that SingOcean’s books still recorded the other receivable from Hunchun. Until September 16, 2008, CNER got East Ocean’s consent of the assignment of debt of Hunchun. Consequently, East Ocean has financial strength and agreed to pay the debt.  During the year ended December 31, 2008, East Ocean has paid $0.3 million (RMB 2 million) and set off $0.67 million (RMB 4.6 million) which CNER due to East Ocean, and the balance due as of December 31, 2008 was $1.5 million.

During the year ended December 31, 2009, CNER changed new management and assigned a senior officer to collect such balance due to the Company. On June 12, 2010, in connection with the receivable, the Company signed a repayment schedule with East Ocean. East Ocean committed to pay by installment and will pay 30%, 30%, and 40% of the outstanding balance before August, October, and December 31, 2010, respectively. East Ocean has followed the repayment schedule by paying $0.41 million (RMB 2.8 million) on July 7, 2010 and the balance due was $1.09 million.

16.   Deemed Receivable from Former Shareholders of Subsidiaries Acquired for settlement of Liabilities, page F-38

4.           We note in the acquisition of Zhanhua Juitai and Wuyuan you recorded liabilities of $1.7 million and $0.3 million which are to be assumed by former shareholders of Zhanhua Juitai and Wuyuan.  As a result, you have recorded a deemed receivable equal to the liabilities. Please explain the business purpose and accounting literature supporting your treatment for including these liabilities with an offsetting receivable in your financials and why these liabilities were not excluded as part of the acquisitions. Further, please advise us if these liabilities have been paid as of this date and if not, when payment is due.

Response: According to the Equity Interest Purchase Agreement, the sellers assumed the liabilities of Zhanhua Juitai and Wuyuan. However, the arrangements were made if the sellers can’t provide proof to CNER that pre-acquisition liabilities are paid off, CNER can pay off the debts and reduce the purchase price payable due to sellers.

The pre-acquisition liabilities were excluded as part of the acquisitions. CNER has pre-acquisition liabilities of $1.98 million which is assumed by the former shareholders Zhanhua Juitai and Wuyuan. Despite that, the $1.98 million liabilities remain on the books of Zhanhua Juitai and Wuyuan because CNER still has the obligation to pay off the debts to its debtors if the sellers do not settle the liabilities, if so CNER will pay the debts and reduce the purchase consideration of $1.68 million due to former shareholders, resulting in a net $0.3 million deemed receivable from liabilities to be settled.

Under the agreement, CNER will settle the second installment of the purchase consideration to the former shareholder provided that the former shareholder has settled all those liabilities by themselves.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

China New Energy Group Company
By:	/s/ Eric Yu
Chief Financial Officer